

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Jonathan Lin
Chief Executive Officer
Magnum Opus Acquisition Ltd
Unit 1009, ICBC Tower
Three Garden Road
Central, Hong Kong

      Re: Magnum Opus Acquisition Ltd
          Preliminary Proxy Statement on Schedule 14A
          Filed June 16, 2023
          File No. 001-40266

Dear Jonathan Lin:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A filed June 16, 2023

Questions and Answers About the Extraordinary Meeting
How do the Company insiders intend to vote their shares?, page 7

1.   We note that the sponsor or its affiliates may purchase public shares in privately negotiated transactions or in the open market and your disclosure that "[a]ny public shares held by or subsequently purchased by our affiliates may be voted in favor of the Extension Amendment Proposal." Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

General

2.   We note that your Investment Management Trust Agreement with Continental Stock Transfer & Trust Co. appears to be effective through July 25, 2023 only. Section 102.06 of the NYSE Listed Company Manual states that "at least 90% of the proceeds ... will be held in a trust account controlled by an independent custodian until consummation of a business combination." It is unclear whether the custodianship of your trust account comports with this listing standard. Please revise your disclosure or tell us how this provision complies with Section 102.06.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Rubinstein